UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Synageva BioPharma Corp.
(Name of Issuer) Common Stock
(Title of Class of Securities) 87159A 103
(CUSIP Number)
Barry L. Bloom 655 Madison Avenue, 11th Floor New York, NY 10021-8043 (212) 521-2930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 87159A 103	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 613,463
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 613,463
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 613,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 87159A 103	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 399,019
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 399,019
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 87159A 103	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 597,217
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 597,217
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 597,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 87159A 103	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 730,956
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 730,956
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

The statement on Schedule 13D previously filed by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch (the “Reporting Persons”) is hereby amended and supplemented to reflect the information contained herein.

Item 5.                 Interest in Securities of the Issuer.

As of July 13, 2012, the aggregate number and percentage of the outstanding shares of Common Stock (based upon a total of 24,166,316 shares outstanding) beneficially owned by each of the Reporting Persons were as follows:

Name	No. of Shares	Percentage
Andrew H. Tisch	613,463	2.5%
Daniel R. Tisch	399,019	1.7%
James S. Tisch	597,217	2.5%
Thomas J. Tisch	730,956	3.0%
	2,340,655	9.7%

Andrew H. Tisch has sole voting power and sole investment power with respect to 613,463 shares of Common Stock, including 332,076 shares held by him directly, 223,879 shares held by trusts of which he is the managing trustee and 57,508 shares held by family partnerships as to which he has sole voting power and sole power of disposition.

Daniel R. Tisch has sole voting power and sole investment power with respect to 399,019 shares of Common Stock, including 186,357 shares held by him directly, 167,912 shares held by trusts of which he is the managing trustee and 44,750 shares held by a family partnership as to which he has sole voting power and sole power of disposition.

James S. Tisch has sole voting power and sole investment power with respect to 597,217 shares of Common Stock, including 277,220 shares held by him directly, 260,735 shares held by trusts of which he is the managing trustee and 59,262 shares held by a family partnership as to which he has sole voting power and sole power of disposition.

Thomas J. Tisch has sole voting power and sole investment power with respect to 730,956 shares of Common Stock, including 378,435 shares held by him directly and 352,521 shares held by trusts of which he is the managing trustee.

Page 6 of 9 Pages

On June 27, 2012 Thomas J. Tisch was elected a director of the Issuer, and in connection therewith he was awarded an option to purchase 15,000 shares of Common Stock of the Issuer at $40.74, which becomes exercisable as to 1/36th of the shares covered thereby on July 27, 2012 and monthly thereafter.  Robyn Samuels, Vice President of TFMG Associates, LLC, the family office of the Reporting Persons, did not stand for re-election.  On July 13, 2012, in connection with the Issuer’s public offering of Common Stock at $41.20 per share which closed on that date, Andrew H. Tisch purchased 18,000 shares, two family partnerships as to which Andrew H. Tisch has sole voting power and sole power of disposition purchased an aggregate of 18,000 shares, and Thomas J. Tisch and a trust as to which Thomas J. Tisch has sole voting power each purchased 36,500 shares.  On July 10, 2012, Daniel R. Tisch sold 10,000 shares in the open market at $45.225 per share; on July 11, 2012, Daniel R. Tisch sold 10,000 shares in the open market at $45.725 per share; and on July 12, 2012, Daniel R. Tisch sold 29,200 shares at $46.75 per share.  None of the Reporting Persons had any other transactions in the Common Stock of the Issuer during the sixty days preceding the filing of this statement.

Item 7.                 Material to Be Filed as Exhibits.

Agreement regarding the joint filing of this statement.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2012

/s/ Andrew H. Tisch
Andrew H. Tisch

/s/ Daniel R. Tisch
Daniel R. Tisch

/s/ James S. Tisch
James S. Tisch

/s/ Thomas J. Tisch
Thomas J. Tisch

Page 8 of 9 Pages

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Amendment No. 1 to Schedule 13D dated July 13, 2012 relating to the Common Stock of Synageva BioPharma Corp. is being filed with the Securities and Exchange Commission on behalf of each of them.

July 13, 2012

/s/ Andrew H. Tisch
Andrew H. Tisch

/s/ Daniel R. Tisch
Daniel R. Tisch

/s/ James S. Tisch
James S. Tisch

/s/ Thomas J. Tisch
Thomas J. Tisch

Page 9 of 9 Pages